Exhibit 99.1

GFL Environmental Sets Date for Q1 2022 Earnings Release and Announces First Investor Day to be held on May 24, 2022 in New York City

VAUGHAN, ON, April 5, 2022 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that it will release its 2022 first quarter financial results after the market closes on Wednesday, May 4, 2022 and will host an investor conference call related to this release on Thursday, May 5, 2022 at 8:30 am Eastern Time.

A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-844-200-6205 (access code: 373100) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://www.incommglobalevents.com/registration/q4inc/10460/gfl-environmental-q1-earnings-call/. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until May 19, 2022 by dialing 1-866-813-9403 (access code: 482902).

GFL also announced today that it will host its first Investor Day the morning of Tuesday May 24, 2022 in New York City. Members of senior management will discuss the Company’s growth strategies, capital allocation plan, sustainability initiatives and financial objectives. Question and answer sessions for analysts and investors will follow the presentations. The presentations will be available by live audio webcast for those unable to attend in person. Additional details, including advance registration, will be announced shortly.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 18,000 employees.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com